Filed by Empire State Realty Trust, Inc.

and Empire State Realty OP, L.P.

Pursuant to Rule 425 under the Securities Act of 1933

Subject Companies: Empire State Realty Trust, Inc.

Commission File No. for Registration Statement

on Form S-4: 333-179486

Empire State Realty OP, L.P.

Commission File No. for Registration Statement

on Form S-4: 333-179486-01

The following is an additional supplemental script for calls by Malkin Holdings LLC or its proxy solicitation agent to investors in Empire State Building Associates L.L.C., 60 East 42nd St. Associates L.L.C., and 250 West 57th St. Associates L.L.C.:

Supplemental script

Malkin Holdings’ March 14 letter provided the voting results already received on the consolidation proposal as of March 13, to correct recent negative predictions made publicly by a few investors. Less than 50 days after the start of the solicitation, about 2/3 of the participants had already voted, and more than 90% of such voters in each of ESBA, 60 East 42nd, and 250 West 57th had approved, results which Malkin Holdings believes show a very strong level of support from participants for the proposed transaction.

More details are in the letter. The voting results are subject to change, and the results shown in the letter should not be viewed as a prediction of the final outcome. We are taking the unusual step of providing this voting information during the consent solicitation to correct the negative predictions of certain investors.